Mail Stop 3561

July 3, 2008

W. Howard Lester
Chairman and Chief Executive Officer
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re:** **Williams-Sonoma, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2008**
> **Filed April 3, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **Form 10-Q for the Quarter Ended May 4, 2008**
> **File No. 001-14077**

Dear Mr. Lester:

We have reviewed the above-referenced filings and your correspondence dated June 20, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 32

1. We note your response to prior comment seven from our letter dated June 3, 2008. In addition, we have reviewed your separate request for confidential treatment with respect to your analysis as to why disclosure of the Company Objective could result in competitive harm. And as a result, we re-issue the comment to the extent it requested disclosure of the Company Objective used for determining annual incentive awards for Fiscal 2007. We also request that you re-file your response letter to include the analysis presented in your confidential treatment request as the response does not appear to contain any confidential information.

   It is unclear from the analysis you provided how the disclosure of a target for a completed fiscal year that is not published until after the company's results have been made public would result in competitive harm. To the extent you believe disclosure of the Company Objective for the year ended December 31, 2007 would result in competitive harm to the company, please provide us with additional analysis that addresses why this is true for a target for a completed fiscal year. In addition, please address why disclosure of the Company Objective is not material to an understanding of the compensation paid to the named executive officers for 2007.

Form 10-Q for the Period Ended May 4, 2008
Management's Discussion and Analysis, page 11

2. We note your response to our prior comment 3 from our letter dated June 6, 2008, and we appreciate the information you have provided to us. After reviewing your recent Form 10-Q and other information that you have recently communicated to the market, we have the following comments:

- We note that despite the current challenging economic environment, your inventory continued to increase during your first quarter of fiscal 2008. We also note that inventory continues to be a material asset for you, representing over one-third of your total assets at both year end and the recent quarter end. Based on information that you have recently communicated to the market, we understand that approximately 41% of your inventory increase on a year-over-year basis was due to additional display inventory at new or remodeled stores, approximately 28% of this increase was due to growth in your new and emerging brands, and the remaining 31% of this increase was due to increased inventory at your Williams-Sonoma brand, excluding new and remodeled stores. We further understand that approximately 60% of the increase in inventory for the Williams-Sonoma brand was due to increases in the cost of your inventory when compared to the prior year, and the remaining 40% of this increase was due to a mix shift toward higher costing items. We also understand that the dollar value of inventory was flat for your Pottery Barn and Pottery Barn Kids brands, excluding new and remodeled stores. Please tell us how you considered disclosing this or similar information within your Form 10-Q. In this regard, we believe that this information provides valuable insight and context into the numbers seen in your financial statements, and that this information greatly increases an investor's understanding of how management views the company.

- We note your proposal to disclose in future filings that the decrease in your gross margin is being primarily driven by the deleveraging of fixed occupancy expenses from declining sales in your core brands. It is unclear to us that this disclosure provides your investors with adequate insight into changes at the brand level, particularly if your brands are exhibiting

different behavior. In this regard, it appears that your Williams-Sonoma
brand may be less affected by the current economic downturn than your
Pottery Barn or your Pottery Barn Kids brands. To help us better
understand this matter:

- o Please provide us with gross margins and operating contribution
  margins for each of your core brands within each of your
  reportable segments for each period presented in your February 3,
  2008 Form 10-K and the subsequent Form 10-Q.
- o If the margins for these brands are diverging or otherwise
  exhibiting different behavior, please explain to us in more detail
  how you determined that you did not need to provide insight into
  each of your core brands when analyzing your results of operations
  below revenues.
- o Regardless of any changes in margins at the brand level, it appears
  from your other communications with the market that management
  views the company at the brand level and that management
  communicates significantly more information about your results at
  the brand level than is currently included in your MD&A in either
  your Form 10-K or your Form 10-Q. We remind you that the
  primary objectives of MD&A are 1) to provide a view of the
  company through the eyes of management, 2) to provide
  appropriate context within which your results can be analyzed, and
  3) to provide your investors with insight into the potential
  variability of your results, so that they can ascertain the likelihood
  that past performance is indicative of future performance. We urge
  you to consider disclosing more information at the brand level
  within MD&A when analyzing your results of operations below
  revenues.

3. We read in your response to our prior comment 4 from our letter dated June 6,
   2008 that when you list multiple factors that contribute to a change in your
   results, you will list the factors that are significant in their order of magnitude.
   Please confirm to us that you will disclose to your readers that you have listed
   these factors in their order of magnitude. Additionally, please continue to
   consider separately quantifying the impact of each of these factors, as we believe
   this quantification provides better insight into your results.

*****

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director